

November 14, 2011

Via E-mail
Symantec Corporation
Enrique Salem
President & CEO
350 Ellis Street
Mountain View, CA 94043

  Re: **Symantec Corporation**
    Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011
    Filed May 20, 2011 and August 1, 2011, respectively
    File No. 000-17781

Dear Mr. Salem:

  We have reviewed your letter dated October 14, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 15, 2011.

Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011

Critical Accounting Estimates

Valuation of Goodwill, Intangible Assets and Long-lived Assets, page 30

1. We note your response to prior comment 3 where you provided the discount rates used in the goodwill analysis for each of your reporting units. Explain further how you determined the reasonableness of the discount rates used in your 2010/2011 analyses and specifically address how you determined it was appropriate to lower the discount rate in fiscal 2010 due to the stabilization of risk associated with the global economic conditions.

2. In addition, we note that a 1.5% decrease in the long-term growth rate would result in a decrease in the fair value of your Security and Compliance reporting unit that is approximately

2% below the carrying value of such unit. Explain further how you determined the reasonableness of the growth rate assumption used in your goodwill analysis for the Security and Compliance reporting unit and tell us how this compares to the assumptions used in your other reporting units as well as to the assumptions used in your prior years analyses. Further, tell us your consideration to include a discussion in MD&A regarding how changes in such assumption could potentially impact your impairment analysis.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief